China Hefeng Rescue Equipment, Inc.
No. 88, Taishan Street
Beigang Industrial Zone
Longgang District, Huludao
Liaoning Province, China

January 30, 2013

Louis Rambo
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	China Hefeng Rescue Equipment, Inc. Form 8-K Amended January 11, 2013 File No. 000-54224

Dear Mr. Rambo:

You recently asked our counsel to explain the disclosure on page 7 of the Form 8-K that in December 2011 the current equity-owners of Huludao Hefeng Rescue Equipment Co., Ltd. purchased that entity by reimbursing the prior owners for the registered equity of Huludao Rescue.  You asked that we quantify the registered equity and explain why the parties agreed to that price.

As noted on the balance sheets of Huludao Hefeng included in the 8-K, the registered equity of that entity is $73,200 (specifically, 500,000 RMB).  Government policy in China expresses a strong preference that the sale of entities organized in China be made in exchange for reimbursement of the registered equity.  A transfer that involves payment of a profit to the sellers requires a lengthy filing procedure with the government.  In accordance with that policy, the parties transferred Huludao Hefeng in exchange for the registered equity.  All parties are aware of the benefit given to the purchaser in this transaction, and will be mindful of that benefit if opportunities for a return benefit later occur.

CHINA HEFENG RESCUE EQUIPMENT, INC.

By: /s/ Baoyuan Zhu
Baoyuan Zhu
Chairman of the Board